Filed pursuant to Rule 433

Registration No. 333-262523

Issuer Free Writing Prospectus dated March 7, 2023

Relating to Preliminary Prospectus Supplement dated March 7, 2023

TEXAS INSTRUMENTS INCORPORATED

Pricing Term Sheet

4.900% Notes due 2033

Issuer:	Texas Instruments Incorporated (“TI”)

Principal Amount:	$750,000,000

Maturity:	March 14, 2033

Coupon:	4.900%

Price to Public:	99.922% of principal amount

Interest Payment Dates:	March 14 and September 14, beginning on September 14, 2023, and on the maturity date

Day Count Convention:	30/360

Proceeds (before expenses) to TI:	$746,790,000

Benchmark Treasury:	3.500% due February 15, 2033

Spread to Benchmark Treasury:	95 basis points

Yield to Maturity:	4.910%

Benchmark Treasury Price and Yield:	96-08; 3.960%

Make-Whole Call:	At any time before December 14, 2032 (three months before the maturity date) at the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on December 14, 2032) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	At any time on or after December 14, 2032 (three months before the maturity date) at 100% of the principal amount of notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Trade Date:	March 7, 2023

Settlement Date:	March 14, 2023 (T+5)

Denominations:	$2,000 and multiples of $1,000 thereafter

CUSIP/ISIN:	882508CB8/US882508CB86

5.000% Notes due 2053

Issuer:	Texas Instruments Incorporated (“TI”)

Principal Amount:	$650,000,000

Maturity:	March 14, 2053

Coupon:	5.000%

Price to Public:	99.661% of principal amount

Interest Payment Dates:	March 14 and September 14, beginning on September 14, 2023, and on the maturity date

Day Count Convention:	30/360

Proceeds (before expenses) to TI:	$643,896,500

Benchmark Treasury:	4.000% due November 15, 2052

Spread to Benchmark Treasury:	115 basis points

Yield to Maturity:	5.022%

Benchmark Treasury Price and Yield:	102-07+; 3.872%

Make-Whole Call:	At any time before September 14, 2052 (six months before the maturity date) at the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on September 14, 2052) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	At any time on or after September 14, 2052 (six months before the maturity date) at 100% of the principal amount of notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Trade Date:	March 7, 2023

Settlement Date:	March 14, 2023 (T+5)

Denominations:	$2,000 and multiples of $1,000 thereafter

CUSIP/ISIN:	882508CC6/US882508CC69

Other Information

Ratings:*	Moody’s: Aa3 (stable outlook) S&P: A+ (stable outlook)

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. MUFG Securities Americas Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefore on or about March 14, 2023, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Barclays Capital Inc. at (888) 603-5847, BofA Securities, Inc. at 1-800-294-1322 (toll-free) or MUFG Securities Americas Inc. at 1-877-649-6848.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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